Exhibit 12.1

Statement of Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Years ended December 31,
(In millions, except ratio)	2018	2017	2016	2015	2014	2013
Income before income taxes	$327	$1,535	$716	$590	$524	$986
Less: Undistributed income (loss) from equity investees	50	110	97	43	25	20
Less: Noncontrolling interest	—	—	—	16	15	81
Add: Fixed charges, excluding deferred sales inducements additions and deferred financing costs	42	2,883	1,364	785	1,931	1,131
Add: Amortization of deferred sales inducements	20	63	39	21	4	16
Add: Amortization of deferred financing costs	—	—	2	3	3	—
Earnings available for fixed charges	$339	$4,371	$2,024	$1,340	$2,422	$2,032

Interest expensed and capitalized	$88	$3,043	$1,563	$920	$2,044	$1,167
Deferred financing costs	8	—	—	—	—	8
Estimated interest component of rent expense	—	1	1	1	—	1
Fixed charges	$96	$3,044	$1,564	$921	$2,044	$1,176

Ratio of earnings available for fixed charges to fixed charges	3.53	1.44	1.29	1.45	1.18	1.73